eLong Announces Appointment of New Chief Financial Officer

BEIJING, China (June 7, 2013) – eLong, Inc. (Nasdaq: LONG), a leading online travel company in China, today announced the appointment of Rong Luo as the Company’s Chief Financial Officer, effective June 8, 2013 (Beijing Time).

Prior to joining eLong, Mr. Luo was finance senior manager (China) for the Lenovo Group, and, prior to Lenovo, held a number of positions in Beijing and Seattle in the finance function of the Microsoft Corporation, including analyst, manager and senior manager. Mr. Luo holds a double major Bachelor’s Degree in Economics and Information Management & Systems from Peking University, a Master’s Degree in Management Science and Engineering from Tsinghua University, and is a PhD candidate in Management of Information Sciences at Peking University.

“We are delighted to welcome Rong Luo as our new CFO, and are confident he will make significant contributions to eLong’s growth and development,” said Guangfu Cui, Chief Executive Officer of eLong.

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Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihu for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

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About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in online hotel reservations in China offering consumers a leading hotel network of more than 205,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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